UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-16767

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as Adopted by Westfield Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westfield Financial, Inc.

141 Elm Street

Westfield, MA 01085

401(k) Plan as Adopted by Westfield Bank

Financial Statements and Supplemental Schedule for
the Years Ended December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee

Westfield Financial, Inc.

Westfield, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) for 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 25, 2014

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012

ASSETS

Investments at fair value:
Common stock of Westfield Financial, Inc.	$1,258,247	$1,439,631
Pooled separate accounts	9,307,713	7,011,759
Stable value fund	1,644,045	1,715,463
Mutual fund	239,029	348,355

Total investments at fair value	12,449,034	10,515,208

Notes receivable from participants	451,496	444,789
Net assets available for benefits at fair value	12,900,530	10,959,997

Adjustment from fair value to contract value for interest relating to fully benefit-responsive investment contracts	(9,950)	(39,395)

Net assets available for benefits	$12,890,580	$10,920,602

See notes to financial statements.

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401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2013 and 2012

	2013	2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,829,024	$884,116
Interest and dividends	57,359	91,609
Total investment income	1,886,383	975,725

Interest income on notes receivable from participants	18,684	14,702

Contributions:
Participant	776,922	731,485
Employer	230,963	214,403
Rollovers	134,039	180,619
Total contributions	1,141,924	1,126,507

Total additions	3,046,991	2,116,934

Deductions from net assets attributed to:
Benefits paid to participants	1,070,448	356,343
Administrative expenses	6,565	4,944

Total deductions	1,077,013	361,287

Net increase	1,969,978	1,755,647

Net assets available for benefits:

Beginning of the year	10,920,602	9,164,955

End of the year	$12,890,580	$10,920,602

See notes to financial statements.

3

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

1.	DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank and subsidiaries and affiliates (the “Plan Sponsor” or the “Company”) who have at least three consecutive months of service and have attained age 21 or older. An officer of the Plan Sponsor serves as the Plan Administrator. Principal Financial Group is the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion. No discretionary contributions were made for the years ended December 31, 2013 and 2012. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

DESCRIPTION OF THE PLAN (Continued)

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of Principal Financial Group, common shares of Westfield Financial, Inc. (the parent company of Westfield Bank), a stable value fund and a mutual fund. Company contributions are invested in each participant’s account according to the participant’s selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or the custodian’s website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on continuous years of credited service. A participant is 100% vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000. The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower’s interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan Administrator for the purchase of a primary residence. These loans are subject to the terms and conditions of the Plan’s loan program and Plan Administrator approval. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator. The interest rate on all outstanding loans was 4.25% at December 31, 2013.

5

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

DESCRIPTION OF THE PLAN (Concluded)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in certain cases, annual installments over a period of not more than the participant’s assumed life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses then to reduce future employer contributions. Forfeited nonvested balances were $675 and $413 for the years ended December 31, 2013 and 2012, respectively.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document. Fees paid by the Plan to the custodian for administrative services were $6,565 and $4,944 for the years ended December 31, 2013 and 2012, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Estimates are principally used in the determination of the fair value of investments. Actual results could differ from those estimates.

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401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Accounting Standards Codification 962, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits present the fair value of the investment as well as the adjustment of the investment from fair value to contract value relating to these guaranteed interest accounts (stable value fund). The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Plan’s pooled separate accounts, mutual fund and stable value fund are valued at the net asset value (“NAV”) which is based on the fair value of the underlying assets of the accounts. Investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses. Gains and losses on investments sold are calculated using the average cost method and are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limitations. There were no excess contributions for the years ended December 31, 2013 and 2012.

Benefits

Benefits are recorded when paid.

7

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Plan for the year ended December 31, 2013.

Fair Value Hierarchy

The Plan groups its assets measured at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

8

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

3.	INVESTMENTS

The following is a summary of the fair value of investments at December 31, 2013 and 2012. Investments that individually represent five percent or more of the Plan’s net assets available for benefits are separately identified.

	2013		2012
Westfield Financial, Inc. Common Stock (168,666 shares and 199,119 shares at December 31, 2013 and 2012, respectively)	$1,258,247	*	$1,439,631	*
The Principal Financial Group:
Bond and Mortgage Separate Account	296,356		283,526
Principal Lifetime 2010 Separate Account	107,302		141,188
Principal Lifetime 2015 Separate Account	763,581	*	370,153
Principal Lifetime 2020 Separate Account	577,588		534,189
Principal Lifetime 2025 Separate Account	70,323		46,850
Principal Lifetime 2030 Separate Account	1,030,336	*	865,920	*
Principal Lifetime 2035 Separate Account	16,515		27,500
Principal Lifetime 2040 Separate Account	838,860	*	629,723	*
Principal Lifetime 2045 Separate Account	69,675		30,895
Principal Lifetime 2050 Separate Account	214,391		150,645
Principal Lifetime 2055 Separate Account	67,682		37,843
Principal Lifetime Strategic Inc. Separate Account	8,103		2,411
Small Capital S&P 600 Index Separate Account	209,487		139,845
Middle Capital S&P 400 Index Separate Account	462,797		318,558
Large Capital S&P 500 Index Separate Account	880,956	*	665,370	*
Diversified International Separate Account	700,884	*	598,829	*
PIMCO Total Return C Fund	239,029		348,355
Morley Financial Services, Inc. Stable Value Fund	1,644,045	*	1,715,463	*
DFA/Vaughan Nelson/LA Capital Small Capital Value II Separate Account	236,406		250,326
Goldman Sachs/LA Capital Asset Management – Middle Capital Value I Separate Account	390,434		290,633
Robert Baird/William Blair Middle Capital Growth III Separate Account	268,070		186,274
T. Rowe/Clearbridge Advisors Large Capital Blend II Separate Account	352,004		222,192
Columbus Circle Investors Large Capital Growth Separate Account	530,398		351,604
TS&W/Herndon Large Capital Value I Separate Account	540,973		427,018
AllianceBern/CCI/Brown Small Capital Growth I Separate Account	674,592	*	440,267

Investments at Fair Value	$12,449,034		$10,515,208

* Investments that represent 5% or more of net assets available for benefits.

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401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

INVESTMENTS (Continued)

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2013	2012

Pooled separate accounts	$1,773,987	$867,075
Stable value fund	13,608	21,140
Mutual fund	(16,024)	17,982
Westfield Financial, Inc. common stock	57,453	(22,081)
Net appreciation in fair value of investments	$1,829,024	$884,116

Stable Value Fund

In 2006, the Plan entered into a benefit-responsive investment contract with The Union Bond & Trust Company Principal Stable Value Fund (the “Fund”). Morley Financial Services, Inc. acts as the Fund’s investment advisor. The Union Bond & Trust Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract is reflected in the financial statements at fair value as reported to the Plan by The Union Bond & Trust Company.

Since the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. The investment contract is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value, as reported to the Plan by The Union Bond & Trust Company, represents invested principal plus accrued interest thereon. The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by Plan participants at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2013 and 2012 was $1,644,045 and $1,715,463, respectively. The gross crediting interest rate is based on a formula agreed upon with the issuer. The interest rates are reviewed on a monthly basis for resetting.

10

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

INVESTMENTS (Concluded)

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan; (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or division or as a result of group layoffs or early retirement programs. The Plan Administrator does not believe that any of the events which could limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The Union Bond & Trust Company can terminate the investment contract upon the event of default by the Plan if it determines in its reasonable discretion, such event has had, or is likely to have a material adverse effect on its interest with respect to the contract.

The following table sets forth the average yields earned by the Plan on its investment in the Fund for the years ended December 31, 2013 and 2012:

	2013	2012
Average yields:
Based on actual earnings	1.43%	1.87%
Based on interest rate credited to participants	1.28%	1.64%

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service, dated September 2, 2011, stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

11

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

FEDERAL INCOME TAX STATUS (Concluded)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in the common stock of Westfield Financial, Inc., and pooled separate accounts managed by Principal Financial Group. Westfield Financial, Inc. is the holding company for Westfield Bank, a federally-chartered savings bank located in western Massachusetts and Plan Sponsor. Principal Financial Group is the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Company to the custodian for loan administration and other administrative services were $17,850 and $17,350 for the years ended December 31, 2013 and 2012, respectively.

7.	RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles and has concentrations in the stock of Westfield Financial, Inc. and separate accounts managed by Principal Financial Group. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

12

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2013:

Net assets available for benefits as reported in the statement of net assets available for benefits	$12,890,580
Adjustment from contract value to fair value for interest relating to fully benefit-responsive investment contracts	9,950
Net assets per Form 5500	$12,900,530

The following is a reconciliation of the net increase in net assets per the financial statements to Form 5500 for the year ended December 31, 2013:

Net increase in net assets per the statement of changes in net assets available for benefits	$1,969,978
Adjustment from fair value to contract value for interest relating to fully benefit-responsive investment contracts	(29,445)
Net income per Form 5500	$1,940,533

9.	FAIR VALUE MEASUREMENTS

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Common stocks – Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts – The pooled separate accounts are based on the NAV which is based on the fair value of the underlying assets of the accounts.

Mutual Funds – Mutual funds are valued at the NAV of shares held by the Plan at year end.

Stable Value Fund – This is a collective investment trust for which the net asset value is based on the market value of its underlying investments. This fund contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

13

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

FAIR VALUE MEASUREMENTS (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2013 and 2012, respectively:

	Assets	2013
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common stock of Westfield Financial, Inc.	$1,258,247	$1,258,247	$—	$—
Pooled separate accounts:
Large U.S. equity	2,304,331	—	2,304,331	—
Small/mid U.S. equity	2,241,786	—	2,241,786	—
Balanced/asset allocation	3,764,356	—	3,764,356	—
International equity	700,884	—	700,884	—
Other	296,356	—	296,356	—
Stable value fund	1,644,045	—	1,644,045	—
Mutual fund	239,029	239,029	—	—
Total	$12,449,034	$1,497,276	$10,951,758	$—

14

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

FAIR VALUE MEASUREMENTS (Concluded)

	Assets	2012
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common stock of Westfield Financial, Inc.	$1,439,631	$1,439,631	$—	$—
Pooled separate accounts:
Large U.S. equity	1,666,184	—	1,666,184	—
Small/mid U.S. equity	1,625,903	—	1,625,903	—
Balanced/asset allocation	2,837,317	—	2,837,317	—
International equity	598,829	—	598,829	—
Other	283,526	—	283,526	—
Stable value fund	1,715,463	—	1,715,463	—
Mutual fund	348,355	348,355	—	—
Total	$10,515,208	$1,787,986	$8,727,222	$—

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2013 or 2012. There were no liabilities measured at fair value on a recurring basis at December 31, 2013 or 2012.

15

401(k) Plan as Adopted by Westfield Bank

SCHEDULE H, LINE 4i - Schedule of Assets (held at end of year)

As of December 31, 2013

(a)	(b)	(c)
Identity of Issuer,
Borrower, Lessor,	Investment	Current
or Similar Party	Description	Value

*Westfield Financial, Inc. Common Stock		$1,258,247
*The Principal Financial Group:
Bond and Mortgage Separate Account		296,356
Principal Lifetime 2010 Separate Account		107,302
Principal Lifetime 2015 Separate Account		763,581
Principal Lifetime 2020 Separate Account		577,588
Principal Lifetime 2025 Separate Account		70,323
Principal Lifetime 2030 Separate Account		1,030,336
Principal Lifetime 2035 Separate Account		16,515
Principal Lifetime 2040 Separate Account		838,860
Principal Lifetime 2045 Separate Account		69,675
Principal Lifetime 2050 Separate Account		214,391
Principal Lifetime 2055 Separate Account		67,682
Principal Lifetime Strategic Inc. Separate Account		8,103
Small Capital S&P 600 Index Separate Account		209,487
Middle Capital S&P 400 Index Separate Account		462,797
Large Capital S&P 500 Index Separate Account		880,956
Diversified International Separate Account		700,884
PIMCO Total Return C Fund		239,029
Morley Financial Services, Inc. Stable Value Fund		1,644,045
DFA/Vaughan Nelson/LA Capital Small Capital Value II Separate Account		236,406
Goldman Sachs/LA Capital Asset Management – Middle Capital Value I Separate Account		390,434
Robert Baird/William Blair Middle Capital Growth III Separate Account		268,070
T. Rowe/Clearbridge Advisors Large Capital Blend II Separate Account		352,004
Columbus Circle Investors Large Capital Growth Separate Account		530,398
TS&W/Herndon Large Capital Value I Separate Account		540,973
AllianceBern/CCI/Brown Small Capital Growth I Separate Account		674,592
Investments at Fair Value		12,449,034

*Notes receivable from participants (4.25%)		451,496

Total assets held for investment purposes		$12,900,530

* Indicates party-in-interest to the Plan.

   There were no investment assets which were both acquired and disposed of during the Plan year.

See independent auditors’ report.

16

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) Plan as Adopted by Westfield Bank

Dated: June 26, 2014	By:	/s/ Leo R. Sagan, Jr.
Leo R. Sagan, Jr.
Chief Financial Officer

EXHIBITS

Exhibit
Number	Description of Exhibit

23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm